Eaton Vance Management

Two International Place

Suite 1400

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

August 12, 2022

VIA EDGAR

Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: POS AMI Filing for 5-to-15 Year Laddered Municipal Bond Portfolio (the “Portfolio”)

Dear Ms. Browning,

This letter responds to comments you provided to the undersigned via telephone on July 7, 2022 in connection with your review of the Portfolio’s registration statement (the “Registration Statement”) filed on Form N-1A on May 26, 2022 (Accession No. 0000940394-22-001035). We have reproduced each comment below and immediately thereafter provided the Portfolio’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment: Please ensure that the Registration Statement is in conformity with the hyperlinking requirements pursuant to Rule 0-4 under the Investment Company Act of 1940, as amended, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR.

Response: The Portfolio confirms that it will comply with the above-referenced requirements.

2.	Comment: Consider adding information to Item 11 as to when the New York Stock Exchange is closed in observance of U.S. holidays.

Response: The requested change will be made. The Portfolio intends to make the following changes to paragraph (a) under Item 11 (deletions denoted by ~~strikethrough~~ and additions denoted by underline):

The net asset value (“NAV”) of the Portfolio is determined as of the close of the New York Stock Exchange (the “NYSE”) (each a “Portfolio Business Day”) (normally 4:00 p.m. Eastern Time) on each day that the NYSE is open for business (typically Monday through Friday) (the “Pricing Time”). ~~Interests in the Portfolio generally will not be priced on days that the NYSE is closed.~~  The Portfolio is closed for business and will not issue a NAV on the following business holidays and any other business day that the NYSE is closed: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. On holidays or other days when the NYSE is closed, the NAV is generally not calculated and the Portfolio generally does not transact purchase or redemption requests....

3.	Comment: In paragraph (a) under Item 11, please explain whether “as of, the normally scheduled close of regular trading on the NYSE for that day,” implies a time other than 4:00 PM Eastern Time. If so, and it is earlier than 4:00 PM, please explain in the disclosure when the NAV will be calculated. Also, please explain if the time by which purchase/redemption orders are received would be advanced in order to get that NAV and other effects it would have on purchase/redemption orders, if any.

Response: The Portfolio confirms that this disclosure is intended to refer to the scheduled close of regular trading on NYSE “that day,” (emphasis added) as indicated in the disclosure, which may be a time other than 4:00 PM Eastern Time. The surrounding disclosure provides context for instances when this may occur, including due to inclement weather or technology problems. The Portfolio believes such disclosure is sufficient and consistent with Form N-1A. Thus, the Portfolio believes no additional disclosure or disclosure changes are warranted.

4.	Comment: Paragraph (a) under Item 11 states that “…the Portfolio reserves the right to treat such day as a business day and accept purchase and redemption orders until, and calculate its NAV as of, the normally scheduled close of regular trading on the NYSE for that day, so long as [Boston Management and Research, the Portfolio’s investment adviser (“BMR”)] believes there generally remains an adequate market to obtain reliable and accurate market quotations.” Please clarify in the disclosure that BMR must do so in accordance with applicable law and also describe the circumstances when this would not be the case (i.e., when market quotations would not be available).

Response: In an effort to address the Staff’s comment, the Portfolio intends to add the following disclosure to the relevant sentences in paragraph (a) under Item 11 (additions denoted by underline):

In accordance with applicable law, if the NYSE is closed due to inclement weather, technology problems or any other reason on a day it would normally be open for business, or the NYSE has an unscheduled early closing on a day it has opened for business, the Portfolio reserves the right to treat such day as a business day and accept purchase and redemption orders until, and calculate its NAV as of, the normally scheduled close of regular trading on the NYSE for that day, so long as BMR believes there generally remains an adequate market to obtain reliable and accurate market quotations. If market quotations, official closing prices, or information furnished by a pricing service are not readily available or, in BMR's opinion, are deemed unreliable for a security, then that security will be fair valued in good faith by BMR in accordance with applicable fair value pricing policies. The Portfolio may elect to remain open and price its interests on days when the NYSE is closed but the primary securities markets on which the Portfolio’s securities trade remain open….

5.	Comment: Paragraph (a) under Item 11 states that “The Portfolio may elect to remain open and price its interests on days when the NYSE is closed but the primary securities markets on which the Portfolio’s securities trade remain open. Trading of securities that are primarily listed on foreign exchanges may take place on weekends and other days when the Portfolio does not price its interests.” Please clarify this disclosure and consider adding the following disclosure: “Therefore, to the extent, if any, that the Portfolio invests in securities on foreign exchanges, the Portfolio’s value may change at a time when its interests cannot be bought/sold.”

Response: In an effort to address the Staff’s comment, the Portfolio intends to add the following disclosure to the relevant sentences in paragraph (a) under Item 11 building on the disclosure discussed in response to comment 2 above (additions specific to this Comment 4 denoted by italics and underline). The Portfolio would also make a conforming edit to remove a sentence that appears later in paragraph (a) of Item 11 and mentions off-hours trading of securities on foreign exchanges.

The net asset value (“NAV”) of the Portfolio is determined as of the close of the New York Stock Exchange (the “NYSE”) (each a “Portfolio Business Day”) (normally 4:00 p.m. Eastern Time) on each day that the NYSE is open for business (typically Monday through Friday) (the “Pricing Time”). ~~Interests in the Portfolio generally will not be priced on days that the NYSE is closed.~~  The Portfolio is closed for business and will not issue a NAV on the following business holidays and any other business day that the NYSE is closed: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. On holidays or other days when the NYSE is closed, the NAV is generally not calculated and the Portfolio generally does not transact purchase or redemption requests. However, on those days, the value of the Portfolio’s assets may be affected to the extent that the Portfolio holds securities that trade on foreign markets that are open. In addition, trading of securities that are primarily listed on foreign exchanges may take place on weekends and other days when the Portfolio does not price its interests....

6.	Comment: Paragraph (b) and (c) under Item 11 states that “An investor in the Portfolio may withdraw all of (redeem) or any portion of (decrease) its interest in the Portfolio if a withdrawal request in proper form is furnished by the investor to the Portfolio.” Consider explaining in the disclosure what constitutes “proper form.”

Response: The Portfolio has considered the comment, but respectfully declines to include the requested disclosure. As disclosed in the Registration Statement, interests of the Portfolio are only available through private placement transactions. The Portfolio believes that the term "proper form" reflects plain English and is commonly used and well understood in the fund industry. We therefore do not believe such disclosure is necessary or required.

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7.	Comment: Paragraph (b) and (c) under Item 11 states that “All withdrawals will be effected as of the next Pricing Time.” If a redemption request received after a certain time is effective on the next business day, please add disclosure to this effect.

Response: The Portfolio has considered the comment, but respectfully declines to include the requested disclosure. “Pricing Time” is defined in paragraph (a) of Item 11 to mean the close of the New York Stock Exchange (normally 4:00 p.m. Eastern Time) on each day that the NYSE is open for business. In light of this, the Portfolio believes it is sufficiently clear that withdrawal requests received after the Pricing Time will be effective on the next Portfolio Business Day, as defined in the Registration Statement. Furthermore, the sentence immediately following the quoted sentence in this comment 7 further clarifies this by indicating that the proceeds of a withdrawal will be paid on the Portfolio Business Day that the withdrawal is effected. We therefore do not believe such disclosure is necessary or required.

8.	Comment: Paragraphs (b) and (c) under Item 11 states that “The Portfolio reserves the right to pay the proceeds of a withdrawal (whether a redemption or decrease) by a distribution in kind of portfolio securities (instead of cash).” Please clarify in the disclosure that cash is typically the method used to handle redemption requests. See Item 11(c)(8) of Form N-1A, which states that a fund must describe the methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions. In discussing redemptions in-kind policies here, consider adding additional disclosure regarding the Portfolio’s practices to redeem in-kind, such as whether redemptions would be pro rata slices of portfolio assets, individual securities, or representative securities baskets. See Investment Company Liquidity Risk management Programs, Investment Company Act Release No. 32315 (October 13, 2016), 81-FR82142, 82225 (November 18, 2016).

Response: In an effort to address the Staff’s comment, the Portfolio intends to add the following disclosure to paragraphs (b) and (c) under Item 11 (additions denoted by underline). The Portfolio believes no additional disclosure changes are necessary since the current disclosure regarding in-kind redemptions is consistent with Item 11(c)(8) of Form N-1A.

… The proceeds of a withdrawal will be paid by the Portfolio normally on the Portfolio Business Day the withdrawal is effected, but in any event within seven days. In order to meet redemption requests, the Portfolio typically expects to use holdings of cash or cash equivalents and/or proceeds from the sale of portfolio holdings. The Portfolio, however, reserves the right to pay the proceeds of a withdrawal (whether a redemption or decrease) by a distribution in kind of portfolio securities (instead of cash). The securities so distributed would be valued at the same amount as that assigned to them in calculating the NAV for the interest (whether complete or partial) being withdrawn…. These methods may be used under any market conditions. Investments in the Portfolio may not be transferred.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8215.

Very truly yours,

/s/ Jordan M. Beksha

Jordan M. Beksha, Esq.

Vice President

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